# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enerflex Ltd., CIK 0001904856
CUSIP: 29269R105
Title of class of securities: COM
Address of issuer's principal executive offices: 1331 MACLEOD TRAIL SE, CALGARY, Alberta Canada (A0), T2G 0K3
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001596800-25-000005
Filed by CIK 0001596800

## Reporting persons
- Connor, Clark & Lunn Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 5,242,565; shared voting power 0; sole dispositive power 5,698,625; shared dispositive power 0; aggregate amount beneficially owned 5,698,625 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Enerflex Ltd.
Address of issuer's principal executive offices: 1331 MACLEOD TRAIL SE, CALGARY, CA-AB, T2G 0K3, CA

## Item 2. Person Filing
Name of person filing: Connor, Clark & Lunn Investment Management Ltd.
Address of principal business office or, if none, residence: #2300 - 1111 West Georgia Street, Vancouver, V6E 4M3, BC, Canada
Citizenship: BRITISH COLUMBIA, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5,698,625
Percent of class: 4.6
Sole power to vote or to direct the vote: 5,242,565
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,698,625
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. Connor, Clark & Lunn Investment Management Ltd. ("Company") is of the view that it and the investment companies and other accounts that it manages are not acting as a "group" for the purposes of section 13(d) under the Act and that it and such investment companies and accounts are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13D-3 promulgated under the 1934 Act. Therefore, it is of the view that the shares held by the Company and such investment companies and accounts should not be aggregated for purposes of section 13(d).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Signatures
- Connor, Clark & Lunn Investment Management Ltd.: Derrick Crowe, Chief Compliance Officer (07/31/2025)